UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of AUGUST 2006.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  August 1, 2006                       /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                      AUGUST 1, 2006

        TUMI RESOURCES TO UNDERTAKE DEEP PENETRATING PULSE EM GEOPHYSICAL
               SURVEY AT KALVBACKEN, BERGSLAGEN DISTRICT, SWEDEN

VANCOUVER, CANADA - TUMI RESOURCES LIMITED ("TUMI" AND/OR THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). David Henstridge, President, is
pleased to announce an agreement to undertake a deep penetrating pulse electromagnetic (PEM) ground geophysical survey (the "Survey") over the Company's wholly-owned Kalvbacken property located in the Bergslagen District, 17 km southeast of Falun, central Sweden. The Survey will cover an area of about 460 hectares (4.6 square km), involving about 46 line-kms.

The historic Kalvbacken sulphide deposits are located in a leptite-quartzite complex near the contact with granite. The ore-bodies, which are confined to two northeast striking skarn-carbonate horizons, are surrounded by an alteration aureole. The alteration zone, running more or less parallel with the granite contact, is bounded by granite in the north, and the alteration of the leptite has resulted in the development of "quartzitic" rocks. The mineral associations occurring in the aureole seem to be the result of metamorphic differentiation, and sulphide minerals have been formed later than the silicates.

Mapping by the Company's Swedish geologists has traced the favourable horizon over about 2km strike length along the "quartzite" - leptite contact, grading into a granite - leptite contact. Leptite is an older Swedish term used to describe a sequence of potash-rich felsic pyroclastics and flows.

Within the Kalvbacken property, and located on the leptite-quartz contact, an open pit reveals the location of the old sulphide deposits. Records show that the deposits consisted of two stock-like ore bodies that contained pyrite, sphalerite and galena and lesser chalcopyrite, pyrrhotite, antimony-sulphides, arsenopyrite and magnetite. Total production between the 16th Century and 1963 is estimated at 662,000 tons of zinc-lead-copper ore, but no grades are available. The descriptions of the geology and mineral assemblages, plus observations made in the field by Company personnel, indicate that this may actually be a volcanogenic massive sulphide deposit (Kuroko-type) which has been deformed, metasomatised (skarn minerals) and the sulphides re-deposited into the skarn and carbonate rocks.

The PEM survey will target the leptite-quartzite contact within the claim block and any possible hidden extensions to the contact. Mr. Henstridge stated: "This will be our fifth electromagnetic survey in Sweden scheduled to commence in August. Besides the helicopter-borne electromagnetic surveys covering our Oster Silvberg, Tomtebo and Vitturn projects, the PEM survey to be undertaken at Kalvbacken will be followed by a much larger survey at the Sala silver project. The Company has made arrangements for a drilling company to be available to immediately drill any defined electromagnetic targets".

The qualified person for Tumi's projects, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited the Kalvbacken project area in the Bergslagen District, Sweden and has verified the contents of this news release.

On behalf of the Board,                       COMPANY CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                          or email: mbermudez@chasemgt.com
-----------------------                       website: www.tumiresources.com
David Henstridge,
President & CEO                               INVESTOR INFORMATION CONTACT:
                                              Mining Interactive
                                              Nick L. Nicolaas at (604) 657-4058
                                              or email: nicolaas@attglobal.net


FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.